

Southeastern Roastery

Prepared by Candy Schibli, 2020

Mission

We believe in mindfully cultivating the senses. We are committed to exploratory, inclusive, creative, holistic, and altruistic living - and experiencing that with our customers.

Tagline:

Southeastern Roastery curates sense-focused feminine-forward specialty coffee experiences for culinary and inexperienced palates seeking human connections through each coffee's story.

Impact:

United Nations Sustainable Development Goals
1. Goal 8 - Decent Work and Economic Growth
2. Goal 12 - Responsible Consumption and Production
3. Goal 13 - Climate Action

Company Description

Southeastern Roastery is a women owned Specialty Coffee Association member coffee company operating in one of the world's global and political hubs. Our roastery is located, literally, at the heart of US political decision making on commodities, international trade, and the environment. Coffee is often seen and valued not as the second largest traded commodity globally after oil (which it is) supporting international livelihoods, but as merely a drug serving high paced urban and peri-urban lifestyles. Yet as a rural based commodity, coffee's pricing is volatile because it is dependent on a dynamic climate and environment that is closely knit to climate change. This volatility largely impacts the health and welfare of rural communities globally.

Southeastern Roastery attempts to reduce dynamic price impacts on farming producers and laborers by buying direct trade. We, in conjunction with the Academy of Coffee Excellence and Dieseldorff Coffee, and FedEx, have created a streamlined delivery system with secured export from Guatemala and import to the US to easily allow roasters to purchase - direct trade - from multiple farms, as a part of Mujeres en Cafe. Los Tarrales Conservation and Coffee Farm is our first partner farm.

Because studies suggest that, generally, women spend more money on household and family needs than men, our partnership with Mujeres en Cafe fosters more equitable opportunities for household spending by purchasing coffee from women farmers, producers, exporters, and importers.

To make sure our coffees are of high quality while adhering to strict environmental standards, we buy Specialty Coffee Association grade coffees.

We work directly with our customers to share these stories and our value of being a responsible coffee consumption option. We, along with our partners, hope to replicate this model in other coffee producing countries.

Impact

Our goal is to engage in a more direct and equitable distribution of wealth through international trade in coffee that results in an improvement of the economic status locally through value chain employment and for rural families working within the coffee industry. We strive to accomplish this by "being" our values in each aspect of our work and providing high quality, finely crafted coffees and teas that cultivate the senses. Our hope is that, in turn, rural families in coffee throughout our value chain will increase financial resources to improve their livelihoods and realize economic stability that can support better healthcare, nutrition, and education.

We will measure by asking the following:

   a. How many direct trade partnerships do we have? What is the economic value of these partnerships from production to export?
   b. What is the baseline number of employees? What is the number of employees after (#) year(s)? What is the baseline average seasonal employee income? What is the average seasonal employee income after (#) year(s)? What are the baseline production costs? What are the production costs after (#) year(s)?
   c. Focus - How many employees in the value chain are women?

Addressable Market

Estimated sales in the DC area can be broken down by cup and by bag. For my market, I use estimated sales for 12oz cups and 16oz bags. In the DC metropolitan area, the addressable market is roughly 6,662,131 potential 12oz cup brewed coffee sales equating to $2,220,708 in 12oz cups of brewed coffee or 347,000 16oz bags of whole-bean coffee equating to ($4,510,421).

Competitors

Zeke's Coffee - https://www.zekescoffeedc.com/
Lost Socks Roasters - https://lostsockroasters.com/

Business Model

Our business model is to generate revenue and create profit through primary, secondary, and tertiary sales. Primary sales caters toward DC bound wholesale accounts to restaurateurs (est. 2,233), hoteliers (est. 132), clubs, and education institutions (est. 26). Secondary sales cater toward brewed coffee for conventions (est. 1,027). Tertiary sales cater toward coffee shops, farmer's markets, and retail. In fall 2020, we will open our first shop for roasting, distribution, and direct sales.

Risks

Our top 2 risks are a) oversaturation of small batch roasted coffee and coffee providers within the DC area and b) employment costs. Coffee, tea, beer, and wine are highly consumed products in the DC area. In addition to small-batch roasters, there are national and international coffee suppliers in the DC market like Pete's Coffee, Starbucks Coffee, La Colombe and others. Convenient stores such as Wawa's and 7-11 are carrying specialty coffee. Distributors like Sudexo and Gordons offer low cost bulk coffee to businesses. High purchase quantity sellers and recognizable brands pose a risk for us making trust and brand building high priority. Employment costs are high within the DC area and minimum wages paid to cafe staff are insufficient as a livable wage. As such, employee retention within the restaurant industry overall is difficult. We have to make extra efforts in the culture of our coffee community to make employees feel valued.

Performance Indicators

a. Business to Business (B-to-B) channel key performance indicators: Our company gained its first client in January 2017. In April 2017 we gained our second client, and 4 months later, our third. Our growth rate in 2017 was 1 client/ 4 months. Moving our 1kg roaster to a partner location in Washington DC in December 2017 resulted in a 250% increase in clients with a 1 customer loss. Since January 2019, we added 2 B-to-B clients. Gross income has increased by 200% since 2017. Gross income from January - May 2019 was $10,000. Retail accounts for less than 20% of B-to-B sales.
b. Business to Customer (B-to-C) channel key performance indicators: Our primary income is B-to-B with a secondary B-to-C focus. In January 2019, we entered a farmer's market. We will be opening our 1st direct B-to-C retail space by fall 2020. We began catering in

January 2017. Catering averages 1 contract/ 3 months. Catering partnerships have increased by 300% (2017-2018) and by 50% (2018-2019).

Customer Acquisition

We acquire customers through our sample sending, pop-up events, networking, and word of mouth. Online, we engage through Instagram (1,305 followers; mostly women (56%) and men (44%) between ages 25 and 44; 41% in Washington DC, and 9% in Baltimore and New York). However, our conversion rate to website traffic is sales 0.05% (very low). This is an area where support is largely needed. The strategy for remedying this low percentage is to consolidate production into our brick and mortar to efficiently support an increase in online orders, roasting, and packaging with a corresponding media push. B-to-B customer acquisition is, on average, a 4-month process. Our current major push is acquiring the Smithsonian Museum of African American History. First outreach was July 24, 2019, second outreach with samples was August 1, 2019.

Team Composition

Owner/ head roaster, Candy Schibli - Candy Schibli began roasting coffee in 2016. She comes from a background both engineering, business management and international relations and combines her previous professional skills to create a holistic purchasing, roasting, and sales approach to coffee. Before opening the business, Ms. Schibli managed the United States Agency for International Development Microenterprise Foreign Assistance Annual Report to US Congress for 4 years, performed environmental data management for the World Resources Institute, and studied sustainability at the University for Peace in Costa Rica.

Ms. Schibli is a Certified Q Arabica Grader, holds a BS in Chemical Engineering, MA in International Affairs, and a MA in Sustainable Development

Brew Master, Brian Benjamin - Brian is currently the brew master for Southeastern Roastery and the cafe manager for LaColombe, Columbia Heights, Washington DC location. Brian brings over 3 years of experience in coffee brewing and cafe management.

Accountant, Lakia Bourne

Tax Attorney, Michele Hallman

Finance strategist and attorney, Jenny Kassan Consulting